

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2021

Nat Krishnamurti
Chief Financial Officer
Hudson Technologies, Inc.
P.O. Box 1541
One Blue Hill Plaza
Pearl River, NY 10965

> **Re: Hudson Technologies, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 23, 2020**
> **File No. 333-251646**

Dear Mr. Krishnamurti:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Taylor Beech at 202-551-4515 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services